Exhibit (d)(4)

MANUFACTURING LICENSE, TECHNICAL ASSISTANCE

AND SUPPLY AGREEMENT

This Agreement is entered into this 22nd day of July, 2004 (hereinafter, the “Effective Date”) by and between Manitou BF S.A. (hereinafter, “Licensor”), a corporation organized and existing under the laws of France and having its principal offices at ZI 430 route de l’Aubiniere, BP 249, F-44158 Ancenis cedex, France, and Gehl Company (hereinafter, “Licensee”), a corporation organized and existing under the laws of the State of Wisconsin, U.S. and having its principal offices at 143 Water Street, West Bend, Wisconsin 53095.

W I T N E S S E T H:

WHEREAS, Licensor has designed, manufactures and markets telescopic handlers that are sold throughout the world, including the U. S., under its trademarks and trade name; and

WHEREAS, Licensor has proprietary know-how and data concerning the manufacture of telescopic handlers (but no patents), which know-how and data Licensee wishes Licensor to disclose to Licensee in order to permit Licensee to manufacture those telescopic handlers described in Exhibit A hereto (hereinafter, “Telehandlers”) for sale in the U.S. under Licensee’s own trademarks and trade name; and

WHEREAS, in order to exercise efficiently its rights to use such information, know-how and data, Licensee expects to require, for some period of time, a supply of certain components of the Telehandlers;

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants set forth herein, the parties agree as follows:

I. DEFINITIONS

1.1 “Manitou Components” shall mean parts, components and sub-assemblies identified on the Kit List that Licensee chooses to purchase from Licensor under this Agreement in order to manufacture and assemble “Licensed Products” (as hereinafter defined).

1.2 [reserved]

1.3 “Improvement” shall mean any changes or modifications, whether or not patentable, in or relating to the design, manufacture, assembly, use, servicing or sale of Telehandlers.

1.4 “Know-how” shall mean the general and specific knowledge, experience and information, not included in “Technical Data” (as hereinafter defined), applicable to the manufacture, assembly or servicing of Telehandlers.

1.5 “Licensed Products” shall mean Telehandlers manufactured through the use of the Know-how, Technical Data and Improvements, or covered by the Patents (as hereinafter defined).

1.6 “Kit List” shall mean a list of all parts, components and sub-assemblies necessary to manufacture and assemble the various Telehandlers. The list shall also include for each such part, component or sub-assembly an amount, in Euros, equal to the actual cost to Licensor (not including profit or overhead) of manufacturing or purchasing from a vendor that part, component or sub-assembly. All items on the Kit List shall be made available by Licensor to Licensee for purchase throughout the term of this Agreement; each such individual part, component and sub-assembly that is purchased by Licensee from Licensor hereunder is a “Manitou Component” for purposes of this Agreement.

1.7 “Patent(s)” shall mean any U.S. patents that may be issued to Licensor during the term of this Agreement with respect to Know-how, Technical Data or Improvements.

1.8 “Technical Data” shall mean any and all documents containing design and technical information, formulae, engineering or production data, drawings, plans, specifications, techniques, methods, processes, trade secrets, reports and any and all other material and matter used by or in the possession of Licensor and applicable to the design, development, manufacture or assembly of Telehandlers.

II. LICENSE GRANTED

2.1 Scope of License. Licensor hereby grants to Licensee, under the Patents, Know-how, Technical Data and any Improvements, the right and license to manufacture and use in the U.S. Licensed Products, and to sell the same under trade names and trademarks owned by Licensee.

2.2 Exclusivity. While this Agreement remains in effect, Licensor shall not grant to anyone other than Licensee the right or license to manufacture any telescopic handlers in the U.S. under any trade name or trademark not owned by Licensor.

III. DISCLOSURE AND TECHNICAL ASSISTANCE BY LICENSOR

3.1 Initially. Licensor agrees, within thirty (30) days after the execution of this Agreement, to disclose to Licensee the Technical Data and Know-how in such form, and in sufficient detail, as to enable Licensee to manufacture Licensed Products of a design and quality equal to the best Telehandlers currently manufactured by or for Licensor. Licensor also agrees, within thirty (30) days after the execution of this Agreement, to provide the initial

Kit List to Licensee. Licensor shall thereafter furnish an updated Kit List to Licensee on a semi-annual basis during the term of this Agreement, it being specifically understood that the costs identified on any Kit List may not be increased during the six-month period after that Kit List is furnished to Licensee. Licensor shall substantiate the costs identified on each Kit List as reasonably requested by Licensee.

3.2 Disclosure of Improvements. Licensor further agrees, within a reasonable time after any Improvements become known to and used by Licensor, to disclose the same to Licensee.

3.3 Technical Assistance. Each of the parties shall designate one or more of its engineering, manufacturing or product support employees to participate in periodic exchanges of engineering and manufacturing ideas and information prior to the launch of Licensee’s Licensed Products, in an effort to assure that the launch is successful.

IV. LICENSE FEE

4.1 Amount of Fees. As compensation for the license and other rights granted herein, Licensee shall pay Licensor a license fee for each Licensed Product manufactured and sold hereunder by Licensee, calculated as follows: the amount paid to Licensor pursuant to Section 6.4 for all Manitou Components incorporated into that Licensed Product shall be subtracted from the total actual cost to Licensee of all parts, components and sub-assemblies incorporated into that Licensed Product (not including direct labor or overhead costs); the resulting difference will be multiplied by five percent (5%); and to the resulting product will be added U.S.$100 (as a license fee for all of Licensee’s direct labor and overhead). All calculations will be made in U.S. dollars. As the Kit List in valued in Euros, license fees for a given quarter will be determined using the currency exchange rate at the last working day of the same quarter.

In addition, if (and only if) the number of Licensed Products (including without limitation Licensed Products sold to Manitou North America Inc.) manufactured by Licensee hereunder on or before December 31, 2007, is less than 350, then Licensee shall pay to Licensor an additional license fee equal to: [350 - (the number of Licensed Products, including without limitation Licensed Products sold to Manitou North America Inc., manufactured by Licensee on or before December 31, 2007)] × U.S.$1,000 on or before March 31, 2008.

All fees hereunder shall be calculated and paid in U.S. Dollars, by wire transfer to such account as Licensor shall hereafter designate (and/or subsequently change) to Licensee.

4.2 Reporting; Payment. Licensee shall make quarterly written reports to Licensor of the number of Licensed Products sold by Licensee during the preceding calendar quarter; each such report shall contain a calculation of the license fee due with respect to each such Licensed Product sold by Licensee during that quarter, calculated pursuant to Section 4.1. The report of sales made during each calendar quarter shall be sent on or before the end of the third week of the month following such calendar quarter. License fees due with respect to sales covered in each such report shall be remitted contemporaneously with that report.

4.3 Recordkeeping. Licensee agrees to keep records of sales of Licensed Products by Licensee with respect to which fees are to be paid hereunder in sufficient detail to enable the fees payable hereunder to be calculated, and further agrees to permit its books and records to be examined and audited from time to time to the extent necessary to verify the reports provided for in Section 4.2 above, such examination to be made at the expense of Licensor by Licensor’s employees or any independent contractor hired by Licensor.

4.4 Offset. Licensee shall be entitled to offset against the fees payable to Licensor under this Agreement any amounts for which Licensor is required to indemnify Licensee under this Agreement, but not until (i) Licensee has notified Licensor in writing of the event or condition allegedly entitling Licensee to indemnification hereunder, and (ii) Licensor has failed for a period of thirty (30) days after receipt of such notice to provide indemnification to Licensee as required hereunder.

4.5 U.S. Taxes. etc. In addition to the fees described above, Licensee shall assume and pay all U.S. taxes and U.S. governmental charges of any kind whatsoever levied on, related to or measured by the amount of the fees, whether assessed and billed to Licensor or Licensee; and if Licensor is required to pay any such taxes or charges, Licensee shall reimburse Licensor therefor immediately upon request by Licensor.

4.6 Renewal Issues. By no later than December 31, 2006, Licensor shall provide to Licensee complete information, including cost and product information, on all new or modified models of telescopic handlers that it proposes to be added to the list of Telehandlers during any renewal term of this Agreement (such new or modified models are referred to herein as “New Telehandlers”). Licensor and Licensee shall thereafter engage in good faith negotiations to determine whether to renew the term of this Agreement beyond December 31, 2007, and if so, on what terms. It is agreed that should Licensee desire to license the right to manufacture, use and sell New Telehandlers during a renewal term, the license fee structure described in Section 4. 1, including the five percent (5%) license fee rate, shall apply with respect to such New Telehandlers during any renewal term. However, the per unit price of $100.00 (representing the license fee for all of Licensee’s direct labor and overhead) shall be subject to renegotiation. Should Licensee desire to continue to license the right to manufacture, use and sell the model 523 and/or model 526 (to be renamed 627) Telehandler families during a renewal term, the Licensee shall have the right to automatically extend this Agreement for another three-year period. The right to extend shall be at Licensee’s option. Licensee shall give written notice that it is exercising its option on or after January 1, 2007 and on or before March 31, 2007. This renewal option shall lapse if Licensee fails to provide written notice during such period. The license fee structure described in the first paragraph of Section 4.1 shall apply to those Telehandlers during the renewal term, except the five percent (5%) fee rate shall be reduced to three percent (3%) and Licensor’s obligations for support and technical information shall be correspondingly diminished. Any renewal of the term of this Agreement with respect to New Telehandlers as contemplated by this Section 4.6 shall be documented in a writing signed by both parties. Any renewal of the term of this Agreement which is at the option of the Licensee need only be evidenced by Licensee’s written notice of exercise of such option as contemplated by this Section 4.6.

V. LICENSEE IMPROVEMENTS

During the term of this Agreement, Licensee shall keep Licensor regularly advised of any Improvements developed by or for Licensee. Licensor shall have a non-exclusive, royalty-free, perpetual license to use any and all such information in connection with the manufacture, use and sale of Telehandlers.

VI. COMPONENT SUPPLY

6.1 Availability; Lead Time. During the term of this Agreement, Licensor will make all parts, components and sub-assemblies on the Kit List available for purchase by Licensee, and will accept all orders for such parts, components and sub-assemblies placed not less than sixty (60) days prior to required shipment. Licensor will also accept, subject to Licensee’s agreement to permit deferred shipment, any such order placed for shipment in less than the foregoing lead time, and will use its best efforts to ship the same as quickly as possible.

6.2 Labeling. Licensor shall not affix to any Manitou Components sold to Licensee hereunder any label, trademark or identification other than those provided, specified or, as applicable, approved by Licensee and those (such as identification of Licensor as the product or part manufacturer) required by applicable national, federal, provincial, state or local laws or regulations (which shall be no more conspicuous than required).

6.3 Delivery. All deliveries of Manitou Components sold by Licensor hereunder shall be made F.C.A. Licensor’s factory in Ancenis, France, as that term is defined in Incoterms 2000. Licensor shall not be liable for any damage as a result of any delay due to any cause beyond Licensor’s reasonable control, including but not limited to any act of God, act of Licensee, embargo or other governmental act, regulation or request, fire, accident, strike, slow-down, war, act of terrorism, riot, delay in transportation, delayed delivery by vendors, and inability to obtain necessary labor and materials. In the event of any such delay, the date of delivery shall be extended for a period equal to the time lost by reason of the delay.

6.4 Prices to Licensee. The prices to Licensee for Manitou Components supplied by Licensor hereunder shall be one hundred eleven percent (111%) of the Licensor’s cost of such Manitou Components as identified on the then-applicable Kit List. In addition to such prices, Licensee shall reimburse Licensor’s reasonable and substantiated (if reasonably requested) out-of-pocket costs associated with packaging and shipping Manitou Components sold by Licensor to Licensee hereunder.

6.5 Payment Terms. Licensee shall pay Licensor for all Manitou Components sold to Licensee under this Agreement in Euros within sixty (60) days following the end of the month in which the applicable invoice was issued by wire transfer to such account as Licensor shall hereafter designate (and/or subsequently change) to Licensee.

6.6 Warranty. Licensor warrants to Licensee that Licensee shall receive good title to Manitou Components sold to Licensee hereunder, free of liens, claims and encumbrances, and that such Manitou Components shall be (a) equivalent in quality to the parts, components and sub-assemblies used by Licensor in manufacturing Telehandlers, and (b) free from defects in design, material and workmanship. Should any such Manitou Components prove to be defective, Licensor shall, as its sole responsibility and Licensee’s exclusive remedy, promptly repair or replace the defective Manitou Components free of charge. LICENSOR MAKES NO OTHER WARRANTY AS TO MANITOU COMPONENTS, WHETHER EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR PARTICULAR PURPOSE, AND ALL SUCH OTHER WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED AND WAIVED.

6.7 Indemnity. Licensor shall hold harmless and indemnify Licensee, its successors and assigns, and its direct and indirect customers, against any and all liabilities and reasonable expenses (including but not limited to attorneys’ fees and other costs of defending any action) which they, or any of them, may sustain or incur as a result of any claim of negligence, breach of warranty or strict liability in tort to the extent such claims relate to or result from any Manitou Components sold to Licensee hereunder.

6.8 Limitation of Liability. Except as otherwise provided in Section 6.7 above, Licensor’s liability with respect to the quality of Manitou Components sold hereunder shall be limited to repair or replacement of defective Manitou Components pursuant to Section 6.6 above. LICENSOR SHALL HAVE NO SUCH LIABILITY FOR INCIDENTAL OR CONSEQUENTIAL DAMAGES, WHETHER BASED ON BREACH OF WARRANTY, NEGLIGENCE OR OTHER TORT OR ON ANY STRICT LIABILITY THEORY.

6.9 Other Terms of Purchase. All purchases of Manitou Components by Licensee pursuant to this Agreement shall be subject to the terms of this Agreement. The terms of this Agreement shall constitute the entire agreement between the parties as to each and all sales of Manitou Components to Licensee pursuant to this Agreement. No additional or different terms set forth in any of either party’s Purchase Order, Quotation, Invoice, Order Acknowledgement or other forms or correspondence shall be of any force or effect.

6. 10 Direct Sourcing Assistance. In addition to making items on the Kit List available for Licensee to purchase from Licensor, at Licensee’s request Licensor shall use its best efforts to assist Licensee in arranging to purchase parts, components and sub-assemblies identified on the Kit List at the lowest possible price directly from any manufacturer used by Licensor as a source for such items.

VIII. LICENSOR’S REPRESENTATIONS

Licensor covenants, represents and warrants:

7.1 Ownership. Licensor is and shall be the exclusive owner (or authorized licensee) of all rights to the Patents, Know-how, Technical Data and Improvements; and Licensee’s exercise of the license granted in Article II hereinabove will not infringe upon the proprietary rights of any third person.

7.2 Sufficiency. The Know-how and Technical Data, together with the technical assistance to be rendered hereunder, are sufficient to enable Licensee to manufacture Licensed Products of a design and quality equal to the best Telehandlers currently manufactured by or for Licensor. Assuming that Licensed Products are manufactured in accordance with the Know-how and Technical Data, such Licensed Products will be in compliance with all applicable laws and regulations as of the date of manufacture thereof.

7.3 Outstanding Rights. There are no outstanding options, licenses or agreements of any kind by which any third party is granted any present or future interest in or right to use Patents, Know-how, Technical Data or Improvements in the U.S.

7.4 Confidentiality. The Know-how and Technical Data have, to the best of Licensor’s knowledge, been kept secret from any third party who is not party to a written agreement with Licensor, requiring that such third party hold the information in confidence.

7.5 Authority. Licensor has full power to grant the rights, licenses and privileges herein given.

7.6 Inconsistent Obligations. Licensor can perform as set forth in this Agreement without violating the terms of any agreement it has with any third party.

VII. INDEMNIFICATION FOR INFRINGEMENT

Licensor agrees to indemnify Licensee against all losses, damages and reasonable expenses (including but not limited to Licensee’s attorneys’ fees) that Licensee may suffer or incur as a result of claims made against Licensee by third parties asserting infringement or misappropriation of third party patent, trade secret or other proprietary rights based upon Licensee’s proper exercise of its rights under this Agreement, but specifically excluding any such claims to the extent based upon any Improvement(s) by Licensee. During the pendency of any action brought against it as a result of Licensee’s exercise of rights under this Agreement, including but not limited to suits for patent infringement or misappropriation of trade secrets, Licensee shall be entitled to withhold such fees as may otherwise be due under this Agreement to the extent of losses, damages or expenses actually suffered or incurred by Licensee, provided that when such claim is abated Licensee shall promptly pay over to Licensor any fees so withheld.

IX. PROTECTION OF PROPRIETARY RIGHTS

9.1 Filing of Patents. Licensor shall have the obligation to take the routine steps required to maintain any Patents that may be issued to Licensor, and the sole authority, in its discretion, to file and control the prosecution of applications for further Patents respecting Technical Data, Know-how and any Improvements, all at Licensor’s sole expense. Licensee shall cooperate fully with Licensor in any such activities.

9.2 Licensee’s Rights if Licensor Declines to Act with Regard to Patents. Anything to the contrary in this Article IX notwithstanding, if Licensor declines to make any filing pursuant to its authority reserved in Section 9.1, within 90 days after Licensee’s written request that Licensor do so, Licensee may, at its sole expense, make any such filing or pursue any such claim.

9.3 Maintenance of Confidentiality. Licensor and Licensee shall maintain the Know-how and Technical Data secret from any third party that is not party to a written agreement with Licensor requiring that such third party hold the information in confidence.

X. INFRINGEMENT BY OTHERS

10.1 Enforcement by Licensor. If Licensee becomes aware of any infringement or alleged infringement of the Patents, Licensee shall immediately notify Licensor thereof in writing, in which event Licensor shall have the right, in its sole discretion, to bring an infringement action against such alleged infringer. If Licensor elects to bring such infringement action, Licensor shall bear any and all expenses incurred in pursuing such legal action and shall retain for itself any and all monies or other benefits derived from such legal action; provided, however, that the Licensee has the right, at its own expense, to employ legal counsel to represent its interests in such legal action and the right to receive any portion of any recovery (by judgment or settlement) attributable to the Licensee’s claims.

10.2 Enforcement by Licensee. If Licensor declines to bring an infringement action against an alleged infringer of the Patents on or before the earlier of one hundred eighty (180) days after Licensee gives Licensor notice in writing pursuant to Section 10.1 above or thirty (30) days prior to the expiry of any applicable statute of limitations identified by Licensee in said notice, Licensee may at its own expense and risk bring such suit, in which case Licensee shall be entitled to retain for itself any and all monies derived from such legal action. Licensor shall, notwithstanding the foregoing, be entitled to be represented by its own counsel in such suit, at its own expense, and the right to receive any portion of any recovery (by judgment or settlement) attributable to the Licensor’s claims.

10.3 Assistance. Each party shall provide all necessary assistance to the other in the prosecution of any action commenced pursuant to Section 10.1 or 10.2 above.

XI. TERM AND TERMINATION

11.1 Term. Unless sooner terminated as provided in Section 11.2 below, this Agreement shall (unless extended by mutual written agreement of the parties, under Article IV or otherwise) terminate on December 31, 2007.

11.2 Premature Termination. This Agreement may be terminated by either party at any time, without further notice, if the other party materially breaches any of its obligations under this Agreement and fails or refuses to cure such breach(es) within 30 days after written notice thereof from the party adversely affected (or, if such breach is not susceptible of cure within such 30-day period, such party fails to initiate the cure within such 30-day period and thereafter diligently prosecute the cure to completion as promptly as reasonably possible).

11.3 Effect of Expiration or Termination. Neither expiration nor termination of this Agreement shall affect the rights or responsibilities of the parties hereunder with respect to Licensed Products manufactured or Manitou Components purchased by Licensee during the term of this Agreement.

11.4 Compensation or Reimbursement for Expiration or Termination. Neither party shall be entitled to any compensation or reimbursement for inability to recoup any investment made in connection with performance under this Agreement, loss of prospective profits or anticipated sales or other losses occasioned by expiration or termination of this Agreement pursuant to its terms.

11.5 Information Return and Cessation of Use. Promptly after expiration or termination of this Agreement pursuant to its terms, Licensee shall return to Licensor all documents or other materials constituting or containing any of the Know-how, Technical Data, any Licensor Improvements and/or any Patents, together with all copies thereof (except that Licensee may retain one copy of such documents and materials in its legal files). Licensee shall not, and shall not allow or permit any of its employees or contractors to, after the expiration or termination of this Agreement, use or disseminate any of the Know-how, Technical Data, Patents and/or Improvements for any reason or purpose whatsoever; provided, however, that the restrictions in this sentence shall not apply to any documents, materials or information that become or have become part of the public domain due to any cause other than Licensee’s breach of this Agreement; and provided, further, that Licensee shall have the perpetual, non-exclusive, royalty-free right to continue to use any Improvements developed by or for Licensee during the term of this Agreement after it terminates or expires.

XII. MISCELLANEOUS

12.1 Assignment. The rights and responsibilities of each of the parties under this Agreement may not be assigned, whether voluntarily or by operation of law, without the prior written consent of the other party; provided, however, that Licensor may, upon notice to Licensee, assign its rights under this Agreement to the acquirer of substantially all of its Telehandlers business.

12.2 Notices. Notification required or permitted by this Agreement shall be deemed given only upon confirmation of receipt by facsimile or on the day following delivery to a courier whose contract requires delivery to the addressee within seventy-two hours, in either case addressed to the party to be given notice at the address to which that party has previously requested, by notice hereunder, that notices be sent or, if no such request has been made, as follows:

if to Licensor:

Manitou BF S.A.

ZI 430 route de l’Aubiniere

BP 249

F-44158 Ancenis cedex

France

    Attn: Marcel Claude Braud

fax no. 33 2 40 09 1703

if to Licensee:

Gehl Company

143 Water Street

West Bend, Wisconsin, U.S. 53095

fax no. 262-334-6603

    Attn: General Counsel

12.3 Entire Agreement. This Agreement constitutes the entire agreement between the parties, superseding all prior oral or written representations, negotiations, understandings and agreements on the subject matter hereof; and there are no conditions to this Agreement which are not expressed herein.

12.4 Amendments. This Agreement may be amended only by a writing signed by both parties hereto.

12.5 Disclosure of Relationship. The terms and conditions of this Agreement, as well as the fact that the parties are doing business with each other, are confidential. No disclosure thereof shall be made without the prior approval of both parties, except by Licensor or Licensee to its advisors in connection with the performance and enforcement of this Agreement, and except as otherwise required by applicable law.

12.6 Governing Law. This Agreement, and all purchases of Manitou Components pursuant hereto, shall be governed by, subject to and construed in accordance with the laws, without reference to principles of conflicts of laws, of the State of Wisconsin,

U. S., AND SHALL NOT BE GOVERNED BY THE 1980 UNITED NATIONS CONVENTION ON CONTRACTS FOR THE INTERNATIONAL SALE OF GOODS.

12.7 Mediation of Disputes. In the event that either party hereto perceives there to be any dispute among the parties arising out of or in connection with the negotiation, interpretation, performance or non-performance of this Agreement or any of its terms, the party perceiving the dispute shall first give written notice thereof (in reasonable detail) to the other pursuant to Section 12.2 above, and to any extent that such dispute is not resolved within thirty (30) days after the giving of such notice, during which period the parties agree to negotiate in good faith in an effort to resolve such dispute, the dispute shall be submitted to mediation before either party resorts to litigation of any kind. Mediation is a voluntary dispute resolution process in which the parties to the dispute meet with an impartial person, called a mediator, who would help to resolve the dispute informally and confidentially. Mediators facilitate the resolution of disputes but cannot impose binding decisions, as the parties to the dispute must agree before any settlement between them is binding. If the need for mediation arises, the parties to the dispute shall choose a mutually acceptable mediator and shall share the costs of the mediation services equally. The mediator shall be a lawyer familiar with business transactions of the type contemplated in this Agreement who shall not have been previously employed by or affiliated with any of the parties hereto. The mediation shall occur at or reasonably adjacent to the offices (in the U.S.) of one of the parties, and the party hosting (or having offices most adjacent to the site of) the mediation shall bear one-half ( 1/2) of the reasonable travel expenses of not more than three representatives/counsel of the other party. If the parties cannot agree as to which of them shall host the mediation, the right to host the mediation shall be determined by the last digit of the closing value of the Dow Jones Industrial Average (as reflected in The Wall Street Journal) on the second trading day following the day on which the notice of dispute is deemed given under Section 12.2 above; if such last digit is even, Licensor shall have the right to host, and if such digit is odd, Licensee shall have such right. The parties agree to participate in the mediation process for at least sixty (60) days following the engagement of a mediator.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the date first above written, by their undersigned, duly authorized agents.

MANITOU BF S.A.		GEHL COMPANY
(“Licensor”)		(“Licensee”)

By:	/s/ Marcel Claude Braud	By:	/s/ William D. Gehl
type name	Marcel Claude Braud	type name	William D. Gehl
title	President du Directoire	title	Chairman & CEO